Exhibit 2

September 30, 2016

VIA EMAIL and FEDERAL EXPRESS

Wells Fargo Multi-Sector Income Fund

Attn: Mr. C. David Messman

Secretary of the Board

525 Market Street,

San Francisco, CA 94105

Re: Wells Fargo Multi-Sector Income Fund (the “Fund”)

Dear Mr. Messman:

Saba Capital Management, L.P. (“Saba”) is a significant long-term shareholder and is the beneficial owner of approximately 5.8 million outstanding shares of common stock of the Fund, or approximately 13.8%, of the outstanding shares of common stock of the Fund.

This letter shall serve as notice to the Fund as to Saba’s timely submittal of a shareholder proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for presentation to the Fund’s shareholders at the Fund’s next annual shareholders’ meeting anticipated to be held in February 2017, or any postponement or adjournment or special meeting held in lieu thereof (the “Meeting”).

Saba’s Rule 14a-8 proposal (the “Proposal”) is as follows:

PROPOSAL

“BE IT RESOLVED, that the shareholders of Wells Fargo Multi-Sector Income Fund (the “Fund”) hereby request that the Board of Trustees of the Fund (the “Board”) take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.”

SUPPORTING STATEMENT

Corporate Governance

We believe the annual election of all trustees encourages board accountability to its shareholders and when trustees are held accountable for their actions, they perform better. This view is shared by most shareholders and institutional investors, who believe it to be the standard for corporate governance best practices. The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually, with only approximately 10.5% and 25%, respectively, of companies retaining classified boards.

Currently, the Board is divided into three classes serving staggered three-year terms. It is our belief that tile classification of the Board is strong proof that the Board is not acting in the best interests of shareholders. A classified board protects the incumbents, which in tum limits accountability to shareholders. Even the Fund’s Proxy Voting Policies and Procedures admits that a classified board “can entrench the incumbent management and make them less responsive to shareholder concerns.”

We are committed to improving the corporate governance of the Fund for the benefit of all shareholders. Declassification of the Board is a positive step which will allow more productive shareholder engagement and will help the Fund achieve its optimal valuation.

Disappointing Performance

The Fund’s long-term performance has been disappointing. Sadly, the Fund has traded at an average discount to NAY of more than 12% over the last three years. The Fund’s discount to NAV is among the largest and most persistent in the entire closed-end fund industry.

The Board has failed to take proactive steps to address this discount to NAV and increase shareholder value. Other funds in its peer group have increased dividend distributions, tendered for shares, and pursued open-ending.

The Fund’s excessive discount level indicates that the market has lost faith in the Board’s ability to significantly add value shareholder.

For a greater voice in the Fund’s corporate governance and to increase the accountability of the Board to shareholders, we urge you to vote FOR this proposal.

END OF PROPOSAL

We began purchasing the shares as early as 2013. As is required by Rule 14a-8 of the Exchange Act, attached are letters from Goldman Sachs & Company and National Financial Services verifying that the Saba fund referenced therein continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submittal of the above Proposal. Also attached are copies of Saba’s Schedule 13G filed with the SEC on August 31, 2015 and an Amendment to the Schedule 13G filed with the SEC on February 18, 2016 and Schedule 13D filed with the SEC on April 25, 2016. As of the date hereof, Saba has continuously held the required number of shares for over a one-year period. Saba intends to continue to hold the shares referenced through the date of the Meeting.

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

/s/ Michael D’Angelo

Michael D’Angelo

General Counsel